Exhibit 99.2

Lufax Announces Annual General Meeting on June 30, 2026

SHANGHAI, Apr 27, 2026 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) on June 30, 2026, for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the AGM notice. The AGM notice, the AGM circular, and the form of proxy for the AGM will be available on the Company’s website at https://ir.lufaxholding.com.

Holders of record of the Company’s ordinary shares on the Company’s register of members as of the close of business on May 18, 2026 (Hong Kong time) are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on May 18, 2026 (New York time), who wish to exercise their voting rights for the underlying ordinary shares, can submit their voting instructions to Citibank, N.A.

Further details including the time, location and proposed resolutions of the AGM will be set out in the notice of AGM to be issued and provided to holders of record of the Company’s ordinary shares and ADSs as of the respective record date together with the proxy materials in due course.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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